November 14, 2018

John Fitzgerald
President and Chief Executive Officer
Kingsway Financial Services Inc.
45 St. Clair Avenue West, Suite 400
Toronto, Ontario, Canada M4V 1K9

       Re: Kingsway Financial Services Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed November 8, 2018
           File No. 333-227577

Dear Mr. Fitzgerald:

        We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

Index to the Consolidated Financial Statements of Kingsway Financial Services Inc., page F-1

1. Please revise your filing to include the interim statements of equity or comparable footnote disclosure as required by Rule 8-03(a)(5) of Regulation S-X. John Fitzgerald
Kingsway Financial Services Inc.
November 14, 2018
Page 2

       You may contact Mark Brunhofer at 202-551-3638 or Jim Rosenberg at 202-551-3679 if
you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Joe McCann at 202-551-6262 with any other questions.



                                                          Sincerely,
FirstName LastNameJohn Fitzgerald
                                                          Division of
Corporation Finance
Comapany NameKingsway Financial Services Inc.
                                                          Office of Healthcare
& Insurance
November 14, 2018 Page 2
cc:       Eric Orsic
FirstName LastName